UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                (AMENDMENT NO. 9)

                    Under the Securities Exchange Act of 1934

                              P&F INDUSTRIES, INC.
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                                (Name of issuer)

                                 COMMON STOCK
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                         (Title of class of securities)

                                   692830508
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  JULY 9, 2012
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  692830508

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power         196,369
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power    196,369
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned             196,369
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)     5.4%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated to read as follows:

     Personal funds in the aggregate amount of $427,500.11 have been used to effect the purchases. No part of the purchase price represents borrowed funds.

ITEM 4.   Purpose of Transaction

Item 4 is hereby amended to add the following:

     With the filing of this Amendment #9, respondent reports a decrease in his ownership position in the company's common stock to 5.4%, from the 7.1% previously reported in Amendment #8, on May 16, 2012. The respondent's sales primarily reflect his current view of the opportunity cost of owning P&F, relative to a number of alternative investments he deems as more deeply undervalued.

     In addition, on or about June 15, 2012, the respondent approached the company's board of directors, putting out "feelers" to see if the company would be interested in acquiring some or all of his share position ("the Stabosz block"), at a price of $5 per share. At the time of making the proposal, the respondent was hopeful that it would be received by the board on a largely unconditional basis, based upon the discount to book value the purchase price represented, and the fact that the respondent believed, in good faith, that such a purchase would be accretive to the company's other stockholders.

     On June 20th, the respondent received, via e-mail, a draft proposed purchase agreement, from the company's general counsel (see Exhibit #1). In a subsequent discussion with the company's outside counsel, the respondent was informed that, among other things: 1) the board would only be interested in purchasing the block on an "all or none" basis, at the $5 price, and 2) per the draft proposal, there would be a condition requiring the respondent, and his affiliates, to refrain from owning shares in the company for a period of 3 years subsequent (the "standstill" or "stay away" provision).

     After reviewing the draft proposal for a few days, on June 25th, the respondent e-mailed (see Exhibit #2) the company's outside counsel (and board of directors), indicating his unwillingness to accept the terms, as specified in the draft proposal. At that time, discussions with the company on a possible acquisition of the Stabosz block were terminated.

     The respondent emphasizes that if the company views its own common stock as an attractive investment, the board should revisit the respondent's ongoing request (as filed under Regulation 13D) that they conduct a "Dutch Tender," or some other kind of tender offer...rather than create the unseemly impression that the only shares they are willing to buy back are those of an outside activist...and that they are only willing to buy them back, for the express purpose of SILENCING said activist. As the respondent states in his Exhibit
#2 e-mail, he considers such a position to be immoral, if not despicable...as well as solid evidence that the P&F board, collectively, continues to lack self-respect and independence. Respondent believes that the board as a whole, instead, continues to be primarily loyal to the personal, pecuniary, and power needs of a CEO who has manifestly failed to create value in his 15+ year tenure.

     Respondent may increase or decrease his ownership position in P&F's common stock in the future, based upon respondent's trading, investing, diversification, margin, arbitrage, or other needs and purposes.

ITEM 5.   Interest in Securities of the Issuer

Item 5 is hereby amended and restated to read as follows:

     At the close of business on July 23, 2012, respondent has sole voting and dispositive power over 196,369 shares of P&F Industries, Inc.'s common stock. According to the Company's latest Form 10-Q filing, as of May 11, 2012, there were 3,616,562 common shares outstanding. Respondent is therefore deemed to own 5.4% of the Company's common stock. Transactions effected by the respondent since May 8, 2012, were performed in ordinary brokerage transactions, and are indicated as follows:

05/23/12  sold 2500 shares at $4.48
05/30/12  sold 100 shares at $4.69
05/31/12  sold 2476 shares at $4.67
06/01/12  sold 268 shares at $4.59
06/04/12  sold 2579 shares at $4.299
06/11/12  sold 277 shares at $4.59
06/19/12  sold 1303 shares at $4.59
06/25/12  sold 10,952 shares at $5.005
06/26/12  sold 846 shares at $5.00
06/28/12  sold 7259 shares at $4.866
06/29/12  sold 500 shares at $5.10
07/03/12  sold 100 shares at $5.22
07/05/12  sold 2400 shares at $5.25
07/06/12  sold 840 shares at $5.25
07/09/12  sold 6660 shares at $5.526
07/10/12  sold 2352 shares at $5.65
07/11/12  sold 2500 shares at $5.73
07/12/12  sold 1632 shares at $5.73
07/13/12  sold 200 shares at $5.73
07/18/12  sold 11,502 shares at $5.574
07/19/12  sold 100 shares at $5.73
07/20/12  sold 3736 shares at $5.556

ITEM 7.  Material to be Filed as Exhibits

Exhibit #1: P&F's proposal to purchase the Stabosz block at $5 per share, received on June 20, 2012.

Exhibit #2: E-mail dated June 25, 2012 from Stabosz to P&F's outside counsel (and board of directors), indicating his refusal to sign a buyback under terms proposed by P&F's board that involve what Stabosz viewed as "buying his silence."


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  07/24/12
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor